UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ardea Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03969P107	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 3,139,375(1)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 3,139,375(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,375(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.37%(1)
14	Type of Reporting Person PN

(1)  Beneficial ownership numbers are based on ownership as of December 6, 2007.

CUSIP NO. 03969P107	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 3,139,375(1)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 3,139,375(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,375(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.37%(1)
14	Type of Reporting Person OO

(1)  Beneficial ownership numbers are based on ownership as of December 6, 2007.

CUSIP NO. 03969P107	13D/A	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,891(1)
	8.	Shared Voting Power 3,293,267(1)
	9.	Sole Dispositive Power 150,891(1)
	10.	Shared Dispositive Power 3,342,267(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,158(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.38%(1)
14	Type of Reporting Person IN

(1)  Beneficial ownership numbers are based on ownership as of December 6, 2007.

Item 3. Source and Amount of Funds or Other Consideration

Since the date of the last filing on Schedule 13D, Tang Capital Partners, LP made the following open market purchases of the common stock of Ardea Biosciences, Inc. (the “Issuer”):

Date	Number of Shares	Price per Share (excluding fees and commissions)
12/4/07	2,400	10.8135
12/4/07	53,450	10.759
12/5/07	39,000	11.7777
12/6/07	14,000	12.75

On March 31, 2007, June 30, 2007 and September 30, 2007, Tang Capital Partners, LP received 6,291 shares, 5,510 shares, and 3,811 shares, respectively, of the Issuer’s common stock, as dividends on shares of the Issuer's Series A Convertible Preferred Stock.

On June 11, 2007, Tang Capital Partners, LP exercised a warrant to buy 426,154 shares of the Issuer’s common stock at an exercise price of $1.033 per share.

Since the date of the last filing on Schedule 13D, on June 15, 2007, Kevin C. Tang was granted stock options to purchase an aggregate of 3,750 shares of the Issuer’s common stock at an exercise price of $5.85 per share.  The stock options are exercisable within 60 days of this Statement.

Since the date of the last filing on Schedule 13D, on January 30, 2007, Kevin C. Tang was granted shared dispositive power over 37,000 shares of the Issuer’s common stock held by Joan M. Lamb.

Since the date of the last filing on Schedule 13D, on December 4, 2007, the Haeyoung and Kevin Tang Foundation, Inc. (“Foundation”) purchased 24,650 shares of the Issuer’s common stock for $10.759 per share.

Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any source to acquire the shares.

Item 5.    Interest in Securities of the Issuer.

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	3,139,375 shares, representing 28.37% of the class
Tang Capital Management, LLC	3,139,375 shares, representing 28.37% of the class
Kevin C. Tang	3,493,158 shares, representing 31.38% of the class

Tang Capital Partners, LP is the record and beneficial owner of 2,263,067 shares of the Issuer’s common stock, and has the right to acquire an additional 876,308 shares of common stock upon exercise of warrants and conversion of convertible securities it holds.

Kevin C. Tang is the beneficial owner of 3,493,158 shares of the Issuer’s common stock, comprising 28,953 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 4,819 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 129,242 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 15,089 shares held by Kevin C. Tang’s Individual Retirement Account, 68,750 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 6,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 37,000 shares owned by Joan M. Lamb, 24,650 shares owned by the Haeyoung and Kevin Tang Foundation, Inc. and 3,139,375 shares held or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by the Foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang L. and Chung W. Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.  Haeyoung K. Tang is a U.S. citizen and shares her residence with Kevin C. Tang. Joan M. Lamb is a U.S. citizen and her address is 1160 Park Avenue, New York, NY 10128. Ms. Lamb is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware and its address is 4401 Eastgate Mall, San Diego, CA 92121.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	150,891 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	3,139,375 shares
Tang Capital Management, LLC	3,139,375 shares
Kevin C. Tang	3,293,267 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	150,891 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	3,139,375 shares
Tang Capital Management, LLC	3,139,375 shares
Kevin C. Tang	3,342,267 shares

(c)         Other than the purchases described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC. (each, a “Reporting Person” and collectively, “Reporting Persons”) have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

December 14, 2007

Tang Capital Partners, LP

By:	Tang Capital Mangement, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang